January 11, 2006



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Amended Schedule 13G
     	Sunterra Corporation
     	As of December 31, 2005

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an amended Schedule 13G for the above named company showing a decrease in beneficial ownership to less than 5% as of December 31, 2005 filed on behalf of Awad Asset Management, Inc.

Very truly yours,



Damian Sousa
Chief Compliance Officer

DS:jgh
Enclosures

cc:	Office of the Corporate Secretary
     	Sunterra Corporation
	3865 West Cheyenne Avenue
	Building No. 5
	North Las Vegas, NV 89032

     	Securities Division
          	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*


Sunterra Corporation
(Name of Issuer)


Common Stock $0.01 par value per share
(Title of Class of Securities)


86787D208
(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing
person:    (1)  has  a  previous statement  on  file   reporting
beneficial ownership of more than five percent ofthe class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








Page 1 of 5 Pages

CUSIP NO. 86787D208                                  13G

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Awad Asset Management, Inc.		58-2372400

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)______
      (B)______

3  SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York


NUMBER OF           		5    SOLE VOTING POWER
SHARES                     		754,265
BENEFICIALLY      		 6    SHARED VOTING POWER
OWNED                                  	- - -
AS OF
DECEMBER 31, 2005            7    SOLE DISPOSITIVE POWER
BY EACH                      		754,265
REPORTING           		 8    SHARED DISPOSITIVE POWER
PERSON WITH                  		 - - -

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON
      754,265

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS RPRESENTED BY AMOUNT IN ROW 9

      3.87%

12  TYPE OF REPORTING PERSON*

      IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          		Sunterra Corporation


Item 1(b) 	Address of Issuer's Principal Executing Offices:

          		3865 West Cheyenne Avenue
		Building No. 5
		North Las Vegas, NV  89032


Item 2(a) 	Name of Person Filing:

          		Awad Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          		250 Park Avenue, 2nd Floor
          		New York, NY  10177


Item 2(c) 	Citizenship:

          		New York


Item 2(d) 	Title of Class of Securities:

          		Common Stock - $0.01 par value per share


Item 2(e) 	CUSIP Number:

          		86787D208


Item 3    	Type of Reporting Person:

          		(e)   Investment  Adviser  registered  under Section 203 of the
                	       Investment Advisors Act of 1940



Page 3 of 5 Pages
Item 4     	Ownership as of December 31, 2005:

           		(a)  Amount Beneficially Owned:

                	754,265 shares of common stock beneficially owned including:

                                                            				No. of Shares
            Awad Asset
            Management, Inc.                                 			   754,265

            (b) Percent of Class:                               			     3.87%

            (c) Deemed  Voting Power  and  Disposition Power:

                (i)           		 (ii)          	 (iii)            	(iv)
                                              			Deemed           Deemed
                 Deemed         	Deemed        	to have         	 to have
                 to have       		to have       	Sole Power      Shared Power
                 Sole Power     	Shared Power  to Dispose      	 to Dispose
                 to Vote or     	to Vote or    	or to            	 or to
                 to Direct      	to  Direct    	Direct the         Direct the
                 to Vote       		to Vote       	Disposition      Disposition

           754,265      	----          	754,265            ----

Awad Asset
Management, Inc.

Item 5		Ownership of Five Percent or Less of a Class:

       	        If  this  statement is being filed to report the  fact that
		as of the date hereof the reporting person has ceased to
		be the beneficial owner of more than five percent of the
		class  of  securities,  check the following.
                                                         				  (  x  )

Item 6     	Ownership of More than Five Percent on Behalf  of Another Person:

          		 N/A

Item 7     	Identification and Classification of the Subsidiary which Acquired the Security Being  Reported on by the Parent Holding Company:

         		N/A


Page 4 of 5 Pages
Item 8     	Identification and Classification of  Members  of the Group:   N/A

Item 9     	Notice of Dissolution of Group:   N/A

Item 10    	Certification:

           		By  signing  below I certify that to the  best  of  my knowledge
			and  belief,  the securities referred  to  above  were acquired
			in the ordinary course of business and were not acquired for
			purpose  of  and  do  not have the  effect  of  changing  or
			influencing the control of the issuer of such securities and were
			not  acquired  in connection with or as  a  participant  in  any
			transaction having such purposes or effect.

           		Signature

           		After  reasonable  inquiry  and  to  the  best  of  my knowledge
			and belief, I certify that the information set forth in this
			statement is true, complete and correct.

Date: January 11, 2006

AWAD ASSET MANAGEMENT, INC.


__________________________________
Damian Sousa
Vice President
Chief Compliance Officer

















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